Form 10KSB40, Exhibit 13
period 1995-09-30
CRYSTAL MOUNTAIN INC
filed 1995-12-29
CIK 26020

                                  EXHIBIT 13.2

FIVE YEAR SELECTED DATA
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


                                                        1995        1994        1993        1992       1991
                                                     -------------------------------------------------------
INCOME STATEMENT DATA
Revenues                                             $   9,272   $  8,889    $  9,643   $   8,176   $  7,730
Income From Operations*                              $     813   $    984    $  1,591   $   1,354   $  1,260
Income (Loss) Before Tax                             $    (493)  $   (239)   $    394   $      69   $   (114)
Net Income (Loss)                                    $    (438)  $   (239)   $    384   $     159   $     12
Earnings (Loss) Per Share**                          $  (16.03)  $  (8.75)   $  14.04   $    5.80   $    .44

BALANCE SHEET DATA
Working Capital                                      $  (1,093)  $   (767)   $   (866)  $    (618)  $   (392)
Total Assets                                         $   8,826   $  8,844    $  9,052   $   8,787   $  9,297
Long-term Debt                                       $   4,442   $  4,346    $  4,276   $   4,628   $  5,266
Shareholders' Equity                                 $   2,700   $  3,138    $  3,377   $   2,994   $  2,835

STATISTICAL DATA
Skier Visits                                               320        311         362         303        301
Days of Operation (Winter)                                 155        122         139         128        136
Opening Day (Winter)                                    Nov. 6    Dec. 10     Nov. 24     Nov. 23    Nov. 30

* Income from operations are net of depreciation, amortization and interest expenses.

** Earnings per share are based upon 27,319 weighted average shares outstanding for all years presented.

SHAREHOLDER INFORMATION

ANNUAL MEETING

    The annual meeting of shareholders will be held on December 11, 1995 at 7:30 p.m. at the Seattle Marriott Hotel, 3201 South 176th Street, Seattle, Washington 98188.

FORM 10-KSB

    A copy of the Company's Form 10-KSB annual report to the Securities and Exchange Commission is available upon written request to Lawrence Hard, Secretary.

DIVIDEND POLICY

    It has been Company policy to retain all earnings to fund business development and growth. The Company has never declared or paid cash dividends and does not intend to do so in the foreseeable future. As provided in Article V of the Articles of Incorporation, a shareholder holding 20 or more shares of Class A common stock is entitled to purchase the equivalent value of one lead ticket for each share of Class A common stock so held. The price of such tickets purchased by shareholders is no more than 10% of the current price to the public.

STOCK MARKET ACTIVITY

    The Company is aware several brokerage firms are making a market in the common stock. Transfers in the stock do occur through private transactions. The following table sets forth the range of prices at which the Company's stock was sold in the public market by quarter:

                                       High      Low
December 1993                         $ 305    $ 270
March 1994                            $ 310    $ 290
June 1994                             $ 305    $ 305
September 1994                        $ 390    $ 310
December 1994                         $ 310    $ 310
March 1995                            $ 320    $ 310
June 1995                             $ 325    $ 310
September 1995                        $ 325    $ 325

HOLDERS

     There were 26,609 Class A and 710 Class B common shares outstanding at both September 30, 1995 and 1994.

CORPORATE MESSAGE

To our shareholders:

    The early opening of November 6 created much optimism in the market and within our staff. We all had visions of a record year at the beginning of December. By mid December the untimely period of record warmth had begun and the dreams of a record year quickly faded. Rain and high winds during the critical holiday period of Christmas and New Years were a major disappointment. At this point in the season we felt that a good year was still possible. Unfortunately this was followed by the warmest January and February in Puget Sound history and the erosion of our business levels continued.

    The overall result was a skier visits level of 320,000, just over the 311,000 of the previous year and well behind the 362,000 of 1993. The early opening lead to a 155 day season, 33 days (27%) longer than 1994 and 16 days longer than 1993. The added expenses of this longer season and relatively soft revenues lead to a disappointing year end loss.

    Crystal and other ski resorts face the challenge of dealing with seasonal variations in weather and at the same time maintaining a sense of long term progress in the eyes of the paying guest regarding facilities and service improvements. We have focused our improvements this year on high impact guest service areas and enhancements to product value. Our decision to lease three new snow cats while disposing of two and introducing the Easy Load lift loading moving carpets to Chair 9 and Midway Shuttle reflects the Board's belief that these will strengthen our competitive position. These and other improvements are aimed at making Crystal easier to enjoy for all ability levels and more appealing to families.

    Your Board and management remain optimistic about the future of Crystal while recognizing the unique character of this weather dependent business. Ultimately the special relationship you have to the Company, as frequent users and champions supporting our efforts while providing important feedback for improvement, is a strength that will enhance our likelihood of success in the future. All of Crystal's employees are committed to maintaining Crystal's position as the "Favorite Washington Ski Area" and to making you proud of your affiliation with Crystal.

    On behalf of Crystal's Board, Management, and Employees:

Bob Carlson
-----------------------------------
Bob Carlson
Chairman of the Board


Tom Leonard
-----------------------------------
Tom Leonard
President

CRYSTAL MOUNTAIN--WASHINGTON STATE'S BEST SKI RESORT

    Crystal Mountain, Inc. (the Company), owns and operates a mountain resort facility in the beautiful Cascade Mountains of Washington State. The resort, located at the headwaters of Silver Creek in the Mt. Baker--Snoqualmie National Forest, is adjacent to Mt. Rainier National Park. Crystal Mountain is conveniently located near the greater Seattle metropolitan area. It serves the Puget Sound region and attracts vacationers from throughout the northwestern United States and Canada.

CRYSTAL MOUNTAIN--THE SKI RESORT

    Crystal is comprised of over 4,300 acres, which are used under a special permit from the United States Forest Service. The village elevation at Crystal is 4,400 feet and the summit is 7,002 feet. Our Northway run drops below the ski village to 3,900 feet, providing a 3,102 foot vertical drop. The terrain offers skiing for individuals of all ages and levels of experience. The resort has ten chair lifts consisting of a high speed quadruple lift, a regular speed quadruple lift, three triple-chair lifts and five double-chair lifts plus one beginner handle-tow. The resort employs approximately 650 people during peak operations of which 45 are full time, year-round employees.

    The state's largest single ski area, Crystal was incorporated in 1955 and opened in 1962. We are proud of our position of national recognition for excellent skiing. Crystal continues to be rated as one of the top resorts in the Pacific Northwest. Crystal remains known as a friendly, family-oriented, intimate, value-priced ski resort with a well-developed mountain.

    Crystal primarily serves day visitors but is the only resort in Washington state with both hotel and condominium facilities within walking distance to the base lift facilities. The Company owns and operates a 20 room hotel, a main lodge with two restaurants and an entertainment bar, the Summit House Restaurant, a business conference center, a ski rental and repair facility, and numerous support facilities. Concessionaires own and operate two hotels, and a restaurant with a bar and delicatessen. Another concessionaire also operates a ski shop which is in a facility owned by the Company. In addition, 96 privately owned condominium units have been built at Crystal of which, pursuant to Forest Service requirements, 20% must be available to the public.


CRYSTAL MOUNTAIN--THE SUMMER RESORT

    During late spring, summer and early fall, Crystal offers scenic rides to the summit on two chairlifts; fine dining at the Summit House Restaurant; and mountain biking, hiking, swim- ming, tennis, and disc golf. There are RV hookups, a base area restaurant, and both hotel and condominium accommodations offering meeting rooms serving both tourists and groups. In the summer, Crystal can be reached from several scenic highways offering breathtaking views of the Cascade Mountains.

IMPROVING THE SKIING EXPERIENCE

    Each year the Company strives to introduce new facilities and services to maintain itself as a leader in the skiing industry. During Fiscal 1994, we introduced the First Tracks automated ticketing system. This is the most advanced ticketing system available allowing the skier a variety of pricing options. The system gives the skier the ability to bypass the conventional ticket system using our automated computerized lift access, Ski Key. The Company created Club Vertical allowing skiers to track their vertical feet skied. In the past, Club Vertical members earned premiums based upon usage of the mountain not unlike the airline frequent flyer programs. In response to member feedback we have revised the Club Vertical plan replacing most premium offers with $5 off every day they ski.

    We have remodeled our day lodge to include a guest service center. From this center we can assist our guests with any situation, provide current and accurate information about skiing conditions, grooming, weather, mountain tours, and even issue guests their Club Vertical Ski Key. This information will be updated by our guest service center every hour beginning at 5:00am.

    This year Crystal Mountain becomes one of the first ski areas in the country to offer Easy Load moving carpet system on two of our busier chairs. The load carpet installations are in direct response to our skiers request to reduce lift stoppages and to improve our lifts' efficiency to move people up the mountain.

    Other improvements include our recommitment to our most valued skiers with lower season pass prices and families by restructuring our family discounts to reflect the realities of single parent families. We have enlarged the unload zone in front of the ticket plaza and designated the enlarged areas as a family drop off zone to make getting the entire family out of the car and onto the hill as convenient as possible. This winter we are introducing a new product, The Ski School Pass, for teens and youths taking multiweek ski lessons beginning in early January 1996. These passes are designed to make learning to ski very affordable and allow more opportunities for the students to improve their skills and become life long skiers and snowboarders.

    Crystal Mountain is famous for having some of the best extreme skiing terrain in the Pacific Northwest. But we are equally committed to providing intermediate and beginner skiers with great skiing. We increased our grooming fleet to enable us to consistently groom more of the mountain every night and provide a wide variety of well groomed runs every ski day.

    An increase in our inventory of snowboards will allow us to better meet the demands of the rapidly growing snowboard market. We upgraded our ski tuning machine so that we can repair skis and snowboards quickly and expertly. Our demo rental center continues to be very successful. This year we are adding performance rental packages to our inventory for those guests who desire to rent equipment for the day that can perform at a level their skill demands.

    We are also proud to announce the opening of our business conference center in the space formerly occupied by the Crystal Cookhouse. We now provide evening dining and live entertainment at the Rafters restaurant. A dance floor was also a recent addition to Rafters. These modifications have enhanced the interest and excitement of our night skiing and provided more opportunity to attract groups needing conference space.

    We are nearing the completion of the final phase of our 1983 Master Plan. The remaining elements include the construction of a restaurant at the top of the Rendezvous lift, expansion of the Summit House, expanding base area service facilities, and further developing night skiing. We are conducting extensive environmental studies of the entire Crystal Mountain area to assure compliance with the Revised Record of Decision and The President's Forest Plan. These studies will also further the development of the next Master Plan. The planning process will include shareholder and public input and must be completed by 1999. Environmental regulations, Federal land ownership policies, and capital availability will guide the outcome of the Master Plan.

MARKET DEVELOPMENT

    Crystal competes primarily with eight local ski areas including the four Snoqualmie Pass areas, Stevens Pass, White Pass, Mission Ridge and Mt. Baker. Additional competition comes from the regional destination resorts at Mt. Bachelor, Mt. Hood, Sun Valley and Whistler/Blackcomb. Crystal continues to pursue the local Seattle Metropolitan Area with program sales and promotions. In addition, direct and group sales are made through community and fraternal organizations, businesses and hotels. The addition of the First Tracks ticketing system gives us unique ability to track guest usage and customize promotions and product offerings for groups and individuals.

    Despite the many competitive alternatives and the unusual operating problems associated with weather conditions inherent to the ski resort industry, Crystal has maintained a relatively consistent level of skier visits.

COMPLIANCE WITH GOVERNMENTAL REGULATIONS AND
ENVIRONMENTAL LAWS

    The Company works to maintain a positive relationship with the Forest Service as "partners in recreational development."

    The land occupied by the Company is regulated by a 40-year Ski Area-Term Special Use Permit issued in 1992. In addition, the Company has two separate 30-year term Special Use Permits covering the condominium facilities. The continued use of these permit areas is subject to certain regulations common to all ski areas developed on United States Forest Lands. These include restrictions on land use, environmental compliance, and water and sewer regulations among others. Advance approval must be obtained from the United States Forest Service for all construction, land alterations, and significant repairs. In granting permission, the Forest Service considers the protection of the natural esthetics of the land. The permits may be canceled at any time with equitable consideration for improvements made to the area.

    Annual fees paid to the Forest Service under these permits are determined by a formula based upon the resort's fixed asset value and revenues. The rate for 1996 is expected to be 2% of the resort area revenue, after sales tax.

BALANCE SHEET

-----------------------------------------------------------------------------------------------------------------
                                                                                           SEPTEMBER 30,
                                                                                       1995             1994
                                                                                   -------------    -------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents (Note 2)                                              $     154,000    $     148,000
   Short-term investments (Note 2)                                                       115,000          112,000
   Accounts receivable                                                                    37,000           66,000
   Inventories                                                                           160,000          100,000
   Prepaid expenses                                                                      125,000          112,000
-----------------------------------------------------------------------------------------------------------------
                TOTAL CURRENT ASSETS                                                     591,000          538,000

LAND IMPROVEMENTS, BUILDINGS AND EQUIPMENT,
   net (Notes 3 and 4)                                                                 8,089,000        8,109,000

OTHER ASSETS                                                                             146,000          197,000
-----------------------------------------------------------------------------------------------------------------
                                                                                   $   8,826,000    $   8,844,000
                                                                                   =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES

   Line of credit (Note 4)                                                         $      -         $     400,000
   Accounts payable                                                                      383,000          126,000
   Accrued liabilities                                                                   759,000          404,000
   Interest payable                                                                       94,000           92,000
   Deferred income                                                                       107,000           70,000
   Current portion of bank note payable and leases                                       341,000          213,000
-----------------------------------------------------------------------------------------------------------------
                TOTAL CURRENT LIABILITIES                                              1,684,000        1,305,000

BANK NOTE PAYABLE AND CAPITAL LEASE OBLIGATIONS,
   net of current portion (Notes 4 and 5)                                              4,442,000        4,346,000
DEFERRED INCOME TAX (Note 6)                                                              -                55,000
-----------------------------------------------------------------------------------------------------------------
                TOTAL LIABILITIES                                                      6,126,000        5,706,000
-----------------------------------------------------------------------------------------------------------------

COMMITMENTS (Notes 8 and 9)

STOCKHOLDERS' EQUITY
   Common stock--

      Class A, $50 par value per share,

          90,000 shares authorized, 26,609 issued and outstanding                      1,331,000        1,331,000
      Class B, $20 par value per share,
          25,000 shares authorized, 710 issued and outstanding                            14,000           14,000
   Additional paid-in capital                                                            505,000          505,000
   Retained earnings                                                                     850,000        1,288,000
-----------------------------------------------------------------------------------------------------------------
                TOTAL STOCKHOLDERS' EQUITY                                             2,700,000        3,138,000
-----------------------------------------------------------------------------------------------------------------
                                                                                   $   8,826,000    $   8,844,000
                                                                                   =============    =============

See accompanying notes to financial statements.

STATEMENT OF OPERATIONS

-----------------------------------------------------------------------------------------------------------------
                                                                                     YEARS ENDED SEPTEMBER 30,
                                                                                       1995             1994
                                                                                   -------------    -------------
REVENUES
   Mountain operations                                                             $   7,083,000    $   6,698,000
   Food services                                                                       2,189,000        2,191,000
-----------------------------------------------------------------------------------------------------------------
                                                                                       9,272,000        8,889,000
-----------------------------------------------------------------------------------------------------------------
EXPENSES
   Mountain operations                                                                 3,726,000        3,452,000
   Food services                                                                       1,950,000        1,773,000
   General and administrative                                                          2,783,000        2,680,000
   Depreciation and amortization                                                         955,000          894,000
   Interest                                                                              351,000          329,000
-----------------------------------------------------------------------------------------------------------------
                                                                                       9,765,000        9,128,000
-----------------------------------------------------------------------------------------------------------------
Loss before income taxes                                                                (493,000)        (239,000)
Income tax benefit                                                                        55,000           -
-----------------------------------------------------------------------------------------------------------------
NET LOSS                                                                                (438,000)   $    (239,000)
                                                                                   =============    =============
NET LOSS PER COMMON SHARE                                                          $      (16.03)   $       (8.75)
                                                                                   =============    =============
WEIGHTED AVERAGE SHARES OUTSTANDING                                                       27,319           27,319
                                                                                   =============    =============

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------
                                                                                        YEARS ENDED SEPTEMBER 30,
                                                                                       1995             1994
                                                                                   -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                                        $    (438,000)   $    (239,000)
   Adjustments to reconcile loss to net cash
          provided by operating activities

      Deferred income tax                                                                (55,000)          -
      Depreciation and amortization                                                      955,000          894,000
      Loss on disposition of assets                                                       25,000           -
      Change in

          Accounts receivable                                                             29,000           (5,000)
          Inventories                                                                    (60,000)         (26,000)
          Prepaid expenses                                                               (13,000)         (27,000)
          Other assets                                                                    51,000          (28,000)
          Accounts payable                                                               257,000         (242,000)
          Accrued liabilities                                                            357,000         (176,000)
          Deferred income                                                                 37,000          (22,000)
-----------------------------------------------------------------------------------------------------------------
                                                                                       1,145,000          129,000
-----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Change in short-term investments                                                       (3,000)          (4,000)
   Capital expenditures, net                                                            (960,000)        (598,000)
-----------------------------------------------------------------------------------------------------------------
                                                                                        (963,000)        (602,000)
-----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Net borrowings (repayments) from line of credit                                      (400,000)         400,000
   Net borrowings on bank note payable                                                   235,000           -
   Principal payments on long-term debt and leases                                       (11,000)      (3,572,000)
   Borrowings on long-term debt                                                           -             3,643,000
-----------------------------------------------------------------------------------------------------------------
                                                                                        (176,000)         471,000
-----------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN
      CASH AND CASH EQUIVALENTS                                                            6,000           (2,000)

CASH AND CASH EQUIVALENTS
   Beginning of year                                                                     148,000          150,000
-----------------------------------------------------------------------------------------------------------------
   End of year                                                                     $     154,000    $     148,000
                                                                                   =============    =============
SUPPLEMENTAL DISCLOSURE OF CASH
      FLOW INFORMATION
   Cash paid during the year for interest                                          $     349,000    $     304,000
                                                                                   =============    =============
   Cash paid during the year for income taxes                                      $      -         $       3,000
                                                                                   =============    =============

See accompanying notes to consolidated financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------
                                                                       Additional
                                                          Common        Paid-In         Retained
                                                         Stock          Capital         Earnings        Total
                                                    -------------------------------------------------------------
BALANCE, September 30, 1993                         $   1,345,000    $    505,000   $   1,527,000   $   3,377,000

   Net loss                                                                              (239,000)       (239,000)
-----------------------------------------------------------------------------------------------------------------

BALANCE, September 30, 1994                             1,345,000         505,000       1,288,000       3,138,000

   Net loss                                                                              (438,000)       (438,000)
-----------------------------------------------------------------------------------------------------------------

BALANCE, SEPTEMBER 30, 1995                         $   1,345,000    $    505,000   $     850,000   $   2,700,000
                                                    =============    ============   =============   =============

See accompanying notes to consolidated financial statements.


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
      OPERATIONS -- Crystal Mountain, Inc. (the Company), owns and operates a year-round mountain resort facility in the Cascade Mountains of Washington State. The Company's facilities are located on land owned by the U.S. Government and operations are carried out under a U.S. Forest Service Special Use Permit (Note 9). The resort has two distinct seasons with skiing and other winter activities occurring from November through April and summer operations occurring from May through September.

      CASH EQUIVALENTS -- Investments with maturities of three months or less at the date of purchase are considered to be cash equivalents for purposes of the statement of cash flows (Note 2).

      SHORT-TERM INVESTMENTS -- Short-term investments are recorded at the lower of amortized cost or fair value and consist of investments with maturities of three months to one year (Note 2).

      INVENTORIES -- Inventories are stated at the lower of cost (first-in, first-out basis) or market.

-------------------------------------------------------------------------------

      LAND IMPROVEMENTS, BUILDINGS AND EQUIPMENT -- Land improvements, buildings and equipment are stated at cost and depreciated or amortized using straight-line and accelerated methods over the estimated useful lives of the assets or the lease term, whichever is less. The estimated useful lives are as follows:

      Lifts                                                   15-20 years
      Land improvements                                       12-20 years
      Buildings and utilities                                  5-20 years
      Equipment                                                3-10 years

      INCOME TAXES -- Deferred income tax assets and liabilities are computed annually for differences between the financial statement and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on currently enacted tax laws and rates.

      FINANCIAL INSTRUMENTS AND CREDIT RISK -- Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, and short-term investments. The Company maintains cash accounts and investments with highly creditworthy financial institutions and credit risk is deemed to be minimal.

      ADVERTISING AND PROMOTION EXPENSE -- Advertising and promotion costs are expensed when incurred or expensed ratably over the year in relation to revenue. The Company expensed $383,000 and $355,000 in 1995 and 1994, respectively, for advertising and promotion costs.

NOTE 2 - DISCRETIONARY FUNDS
-------------------------------------------------------------------------------

      The Company's Board of Directors has restricted cash equivalents and short-term investments for future corporate purposes as follows:

                                                  1995          1994
                                             -----------    ----------
      Cash and cash equivalents             $   154,000     $  148,000
      Short-term investments                    115,000        112,000
      Restricted by Board                      (264,000)      (254,000)
                                             ----------     ----------
         Cash available for operations       $    5,000     $    6,000
                                             ==========     ==========

NOTE 3 - LAND IMPROVEMENTS, BUILDINGS, AND EQUIPMENT

      Land improvements, buildings, and equipment are recorded at cost and consist of:

                                                                         1995             1994
                                                                    --------------    -------------
             Lifts                                                    $  5,940,000     $  5,952,000
             Land improvements                                           2,674,000        2,664,000
             Buildings and utilities                                     6,070,000        5,635,000
             Equipment                                                   3,377,000        3,103,000
                                                                    --------------    -------------
                                                                        18,061,000       17,354,000
             Less accumulated depreciation and amortization             (9,972,000)      (9,245,000)
                                                                    --------------    -------------
                                                                      $  8,089,000     $  8,109,000
                                                                    ==============    =============

NOTE 4 - BANK NOTE PAYABLE

      On September 14, 1995, Crystal amended and restated its loan agreement with SeaFirst Bank. The agreement terminates May 31, 2002 or 2003 depending on certain covenants within the agreement. The agreement is secured by substantially all assets of the Company. Additionally, the Bank has been assigned, in trust, the Company's interest and rights under the Special Use Permit (Note 9). The loan agreement allows Crystal to elect to have interest accrue on any outstanding borrowings at LIBOR plus 2.5% or, interest is charged at the bank's prime rate plus .5%.

      The agreement contains additional financial covenants which must be met annually. In 1995 and 1994, the Company was in compliance with or had obtained waivers for such covenants.

      The loan agreement provides for maximum borrowings of $7,000,000 through December 31, 1995. The loan agreement requires annual principal payments of $250,000 plus periodic payments based on estimated cash flow, as defined and calculated by the bank. Annual and periodic principal payments represent a reduction in the loan commitment amount, which limits available funds for the succeeding twelve months. The agreement is a revolving note that requires the Company to keep the principal balance of the loan below the loan commitment by a certain amount, for a certain number of days. Future minimum repayments as of September 30, 1995 are:

  1996                                                          $    335,000
  1997                                                               250,000
  1998                                                               250,000
  1999                                                               250,000
  2000                                                               250,000
  Thereafter                                                       3,442,000
                                                                ------------
                                                                $  4,777,000
                                                                =============

      The $400,000 line of credit outstanding at September 30, 1994 was repaid during the 1995 fiscal year.

NOTE 5 - CAPITAL LEASE OBLIGATIONS

      The Company leases certain equipment under various capital lease agreements which have interest rates ranging from 7.75% to 14.5%. The leases expire in 1996. The present value of future minimum lease payments at September 30, 1995 and 1994 were $6,000 and $16,000, respectively.

NOTE 6 - INCOME TAXES

      A reconciliation of the income tax provision (benefit) to the amounts computed by applying the federal statutory income tax rate to income before income tax is as follows:

                                                                            1995                 1994
                                                                     -------------------  -------------------
                                                                           Amt        %         Amt        %
                                                                     -------------------  -------------------
      Income tax provision at
             federal statutory rate                                  $     -         -    $      -        -
      Deferred benefit                                                   (233,000) (47.2)      (22,600)  (9.5)
      Increase in valuation allowance                                     178,000   36.1        22,600    9.5
                                                                     -------------------  -------------------
      Income tax benefit
             and effective tax rate                                  $    (55,000) (11.1) $      -        -
                                                                     ===================  ===================

      The components of deferred income tax liabilities and assets are as follows:

                                                                        1995                 1994
                                                                     ------------         ------------
      Deferred income tax liability
             Depreciation expense                                    $   (500,000)        $   (482,000)
                                                                     ------------         ------------
      Deferred income tax assets
             Net operating loss carryforwards
                and credits                                               813,000              580,000
      Valuation allowance                                                (313,000)            (153,000)
                                                                     ------------         ------------
      Net deferred income tax assets                                      500,000              427,000
                                                                     ------------         ------------
      Total deferred income tax liability                            $     -              $    (55,000)
                                                                     ============         ============

      At September 30, 1995, the Company had approximately $2,437,000 of net operating loss carry forwards for tax purposes which expire at various dates from 2005 to 2009.

NOTE 7 - 401(K) RETIREMENT SAVINGS PLAN

      The Company has a 401(k) Plan which covers all eligible employees. Participants may contribute up to 25% of their gross compensation to the Plan. Employer matching contributions range from 25% to 100% of up to 6% of participant contributions. Participants become 100% vested in employer contribu-tions ratably over seven years. For 1995 and 1994, the Company's expense for employer matching contributions were $34,000 and $33,000, respectively.

NOTE 8 - EMPLOYMENT AND DEFERRED COMPENSATION AGREEMENTS

      The Company has employment agreements with two key employees. These agreements began October 1, 1994 and end September 30, 1997. The agreements specify that these employees are to be compensated at a rate to be established annually by the Company's Board of Directors. The agreements also provide for severance pay. The benefits to be paid varies depending on the circumstances of the termination. As of September 30, 1995, the maximum amount of severance pay which the Company would be obligated to is $222,000.

      A deferred compensation plan was made available to each employee covered under the employment agreements. These plans are nonqualified and are maintained to allow the Company to defer a portion of the employee's annual compensation. In 1995, $48,000 was expensed as employer contributions for service in 1995 and prior years.

NOTE 9 - COMMITMENTS

      USE PERMIT -- Crystal Mountain operates under a Term Special Use Permit issued by the United States Department of Agriculture, Forest Service. The permit was renewed as of April 1, 1992 for forty years until April 1, 2032. According to the permit, the Company is required to pay a graduated fee to the Forest Service based on net revenue and gross fixed assets used. Fees paid to the U.S. Forest Service in 1995 and 1994 amounted to approximately 2% of revenue.

      LEASES -- The Company leases equipment and an office facility under operating lease agreements which expire in 1999. For 1995 and 1994, rent expense amounted to $202,000 and $124,000, respectively. Future minimum payments under the leases are:

                        1996                  $ 225,000
                        1997                    212,000
                        1998                    165,000
                        1999                    118,000
                                              ---------
                                              $ 720,000
                                              =========

NOTE 10 - RELATED PARTY TRANSACTIONS

      Certain services are provided by members of Crystal Mountain's Board of Directors or their related companies. Amounts paid to related parties amounted to $158,000 and $81,000 in 1995 and 1994, respectively.

NOTE 11 - COMMON STOCK

      The Company has never declared or paid cash dividends and does not intend to do so in the foreseeable future. The policy is to reinvest in facilities and operating improvements. As provided in Article V of the Articles of Incorporation, a shareholder holding 20 or more shares of Class A common stock is entitled to purchase the equivalent value of one lead ticket for each share of Class A common stock so held. The price of such tickets purchased by shareholders is no more than 10% of the current price to the public.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Crystal Mountain, Inc.

      We have audited the accompanying balance sheet of Crystal Mountain, Inc. as of September 30, 1995 and 1994 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crystal Mountain, Inc. as of September 30, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

MOSS ADAMS LLP

Seattle, Washington
October 30, 1995

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

RESULTS OF OPERATIONS

    The Company's business is subject to unusual seasonality and therefore operating results are highly dependent upon weather conditions. Approximately 93% of the revenue is earned during the winter months, with the vast majority of the earnings occurring between December 20 and March 10. Variability in weather, a short revenue generating period and high fixed costs make earnings volatile. During the summer and fall, significant expenses are incurred in preparing for the ski season. The expense of operating ski lifts and ancillary services during the ski season are relatively constant no matter the number of skiers. Once, the earnings level covers these fixed expenses, net income grows rapidly due to the low incremental cost of providing services.

FISCAL 1995 COMPARED TO FISCAL 1994

    The 1994-1995 winter season proved just how vulnerable the Company is to variations in the weather. This winter season began with one of the earliest openings on November 6, 1994. Skiing conditions were excellent and business was ahead of expectations. By the middle of December the Company was on track for a record year for snowfall, skier visits and revenues.

    Unseasonably warm weather arrived in mid December and continued until the middle of March. Due to the warm and often stormy weather the Company did not attract the expected number of daily paid skier visits during the core period of the winter season. Unfortunately, much of the warm weather occurred during the Christmas holidays, Martin Luther King weekend, and Presidents Day weekend which are historically the Company's best revenue earning periods. During these three periods alone the mountain normally services 83,000 paid skiers at full holiday prices. This year however, only 41,000 skiers paid to ski at Crystal due to poor weather conditions. This dramatically impacted revenues. The 42,000 drop in paid skier visits represented a loss in potential revenues of more than $1,500,000.

    In addition to poor paid skier visits during the holiday periods, non holiday paid skier visits fell below normal levels by another 34,000 visits. The Company was fortunate that the month of November was so strong and that we were 48,000 paid skier visits ahead before the weather deteriorated.

    Overall skier visits were 3% higher in 1995, than 1994. The increase in paid skier visits resulted in an increase in revenues of 4% or approximately $383,000 between 1995 and 1994. However, with the early November 6 opening, the Company operated 27% longer in 1995 to attain these revenues. With the extra month of operations the Company incurred increased operating expenses of 7% or approximately $554,000 between 1995 and 1994. Even with a difficult year interest expense was up only slightly at $351,000 for 1995, versus $329,000 in 1994.

    The Company's operating results continue to be disappointing. The results for 1995 included a year end net loss of $438,000 (loss of $16.03 per share) and internally generated cash of $462,000. The 1994 year end net loss was $239,000 (loss of $8.75 per share) and internally generated cash was $655,000. But, even under the difficult circumstances the Company has been able to maintain and enhance our current level of services to provide the best possible skiing experiences for our guests.

FISCAL 1994 COMPARED TO FISCAL 1993

    Due to low snowfall during November 1993, the mountain was not opened until after Thanksgiving. The December 10 opening was the latest in four years for Crystal. Additionally, variable weather significantly reduced skier volumes during the core earning season, including the Christmas holiday period.
Through

January 1994, results were $2,000,000 and 90,000 skiers behind 1993 amounts on a comparative basis. Fortunately, record snows came in mid-February resulting in better comparative amounts for the second half of the season. For the second half of the season, the 1994 skier days exceeded 1993 by 40,000 days. Unfortunately, the revenue per skier visit is historically higher during the first half of the season due to holiday prices and fewer promotional rates. Therefore, the increase of skiers in the second half of the season generated considerably less revenues than had those skiers come during the first half of the season. Overall, skier visits were 14% lower in 1994 than in 1993. This reduction in skier visits and the timing of these visits resulted in an 8% drop in revenues or approximately $750,000 between 1994 and 1993. This reduction occurred even with an increase from $28 to $31 for a lead adult ticket price and with the introduction of the Children's Skier Improvement Center.

    The Company reduced operating expenses by 2% in 1994 versus 1993, even with the implementation of First Tracks, the new Children's Skier Improvement
Center and certain nonrecurring legal expenses associated with the rental shop purchase. Unfortunately, because of the late start to the season, the Company was required to carry debt costs incurred during the fall, farther into the season. Due to carrying the debt longer and rising interest rates in 1994, the Company incurred $74,000 more in interest costs from 1993.

    The season's ending loss of $239,000 (loss of $8.75 per share) and internally generated cash of $655,000 were disappointing as compared to the profit in 1993 of $384,000 ($14.04 per share) and internally generated cash of $1,345,000.

    In spite of the difficult year, the Company added significant services and still managed to limit the increase in total liabilities to only $31,000.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has maintained its financing arrangement with SeaFirst Bank since 1988. The agreement was modified in 1990 to establish a seasonal line of credit for $1,500,000 as part ofthe term debt agreement in 1993 to change the interest rate provision, and in 1995 to consolidate the seasonal line of credit with the term debt into one note that is a reducing, revolving line of credit. The limit was increased to $7,000,000 which included the $450,000 that was a preliminary commitment last year and another $300,000 in order to finance the Easy Load moving carpet systems on two chair lifts. During the year the Company exercised our skip payment option according to the terms of the note agreement.

    The agreement with SeaFirst Bank requires that for 60 consecutive days each 12 month period (June 1 to May 31, annually) balances must be $2,300,000 below the maximum commitment for the year. The interest rate is at the bank's prime rate plus one half percent (.5%) or LIBOR plus two and a half percent (2.5%). This agreement allows the Company to maximize the benefits of cash flow buildup during the ski season by allowing the pay down of the term debt when high volumes of cash are available. The Company is then allowed to borrow funds back for its maintenance programs and capital projects through the summer and fall. This arrangement avoids having to invest short term cash in traditional manners and yields a higher effective return on short-term money.

    Loan agreements with SeaFirst Bank contain restrictions regarding financial ratios, payment of dividends, stock redemption, liquidation, mergers and sales of a substantial portion of the Company's assets, all of which are pledged as security for the Company debt with SeaFirst Bank. During both 1995 and 1994 the Company was not in compliance with certain loan covenants and obtained waivers from the bank. Management has developed a plan for 1996 that takes into account the contingencies associated with the unpredictability of weather. Management believes that this plan together with available capital resources and financing are sufficient to meet the Company's cash flow needs.

BOARD OF DIRECTORS

ROBERT E. CARLSON
Manager, Western Washington Fair Assoc.

WILLIAM S. COGHILL
Business Specialist
Tom Torkens, Sculpture and Design

NANCY K. DEES
Vice President of Puyallup School District
Board of Directors

PETER F. DELAUNAY
President
DeLaunay Communications, Inc.

ROBERT J. DIERCKS
Partner
Foster, Pepper & Shefelman
Attorney At Law

DAVID W. GOSSARD
Attorney At Law
Sole Practitioner

LAWRENCE F. HARD
Shareholder
LeSourd & Patten, P.S.
Attorney At Law

WILLIAM W. JEUDE
President, Univest Capital Corporation

THOMAS F. LEONARD
President
Crystal Mountain, Inc.

DELIGHT S. MAHALKO
Executive Secretary
Pacific Northwest Ski Areas Association

JAMES C. MARTINSON
Marketing Manager, Shadow Products Division
Sunrise Medical

W. DAVID SCHODDE, JR.
Pres., Enumclaw Landscape Maintenance, Inc.
Owner, Enumclaw Nursery

CORPORATE OFFICERS

ROBERT E. CARLSON
Chairman, Board of Directors

W. DAVID SCHODDE, JR.
Vice Chairman, Board of Directors

THOMAS F. LEONARD, President

PETER G. GILLIS, Vice President
Mountain Operations

LAWRENCE E. HARD, Secretary

DELIGHT S. MAHALKO, Treasurer

CORPORATION INFORMATION

CORPORATE HEADQUARTERS
CRYSTAL MOUNTAIN, INC.
1 Crystal Mountain Blvd
Crystal Mountain, Washington 98022

AUDITORS
MOSS ADAMS LLP
Seattle, Washington

ATTORNEYS
LESOURD & PATTEN, P.S.
Seattle, Washington