Form 10KSB40/A, Exhibit 13
period 1996-04-30
CRYSTAL MOUNTAIN INC
filed 1997-02-20
CIK 26020

FIVE YEAR SELECTED DATA
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                          1996***      1995        1994        1993        1992
                                                       --------------------------------------------------------
INCOME STATEMENT DATA
Revenues                                               $   7,458   $   9,272    $  8,889    $  9,643    $  8,176
Income From Operations*                                $   1,669   $     813    $    984    $  1,591    $  1,354
Income (Loss) Before Tax                               $     846        (493)   $   (239)   $    394    $     69
Net Income (Loss)                                      $     846        (438)   $   (239)   $    384    $    159
Earnings (Loss) Per Share**                            $   30.93      (16.03)   $  (8.75)   $  14.04    $   5.80

BALANCE SHEET DATA
Working Capital                                        $    (289)     (1,008)   $   (767)   $   (866)   $   (618)
Total Assets                                           $   8,473       8,826    $  8,844    $  9,052    $  8,787
Long-term Debt                                         $   3,792       4,442    $  4,346    $  4,276    $  4,628
Shareholders' Equity                                   $   3,546       2,700    $  3,138    $  3,377    $  2,994

STATISTICAL DATA
Skier Visits                                                 264         320         311         362         303
Days of Operation (Winter)                                   121         155         122         139         128
Opening Day (Winter)                                     Dec. 15      Nov. 6     Dec. 10     Nov. 24     Nov. 23

* Income from operations excludes depreciation, amortization and interest expenses.

** Earnings per share are based upon 27,319 weighted average shares outstanding for all years presented.

***      Seven months ended April 30, 1996

SHAREHOLDER INFORMATION

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

STOCK MARKET ACTIVITY

         The Company is aware several brokerage firms are making a market in the common stock. Transfers in the stock do occur through private transactions. The following table sets forth the range of prices at which the Company's stock was sold in the public market by quarter:

                                   High      Low

December 1994                     $310      $310
March 1995                        $320      $310
June 1995                         $325      $310
September 1995                    $325      $325
December 1995                     $335      $322
March 1996                        $335      $310

HOLDERS

         There were 26,609 Class A and 710 Class B common shares outstanding at both April 30, 1996 and September 30, 1995.

August 1, 1996


TO:               All Shareholders

FROM:             Bob Carlson, Chairman
                  Crystal Mountain Board of Directors

Subject:          Letter of Intent with Boyne USA, Inc.

As many of you are aware, Crystal Mountain over the years has had a number of groups approach us regarding capital investment and acquisition scenarios. This activity has intensified over the past few months during which time we have received several offers. Following careful review of these offers and expressions of interest, I am very pleased to announce to you that a Letter of Intent has been signed with Boyne USA, a premier ski resort development and operations company.

The agreement calls for your lift privileges to remain intact and for Boyne USA to make a minimum of $15 million of on-mountain capital improvements in the next ten years. Boyne USA has been actively involved with the ski area development and management since 1948 and can be found on the internet at http://www.bigskyresort.com.

Final approval of this transaction will require a vote of the shareholders. Information will come to you in the form of a proxy statement which will be prepared and forwarded to you following the due diligence period. We anticipate this information being completed by mid-September. For your review I have enclosed a copy of the press release announcing the signing of the letter of intent.

                                                                   NEWS RELEASE

FOR IMMEDIATE RELEASE:                                 FOR FURTHER INFORMATION:
AUGUST 1, 1996                                     Pete DeLaunay (206) 682-3699
                                                        Art Tebo (616) 549-6060
                                                    John Kircher (406) 995-5770


                      SKI AREA OPERATOR/DEVELOPER TO COMMIT
                    $15 MILLION FOR CRYSTAL MT. IMPROVEMENTS


         Crystal Mountain, Wash. - Boyne USA, Inc., owner of Big Sky - Montana; Brighton - Utah; Boyne Mt., Mich. and Boyne Highlands, Mich. ski areas has signed a Letter of Intent with Crystal Mountain Resort.

         The understanding calls for the acquisition of the assets and liabilities of Crystal Mountain, together with a commitment from Boyne USA to invest a minimum of $15 million of on-mountain capital improvements during the next ten years, $8 million of which are to be made during the next five years.

         Improvements will be contingent upon approvals obtained from the United States Forest Service and other regulatory agencies. Crystal Mountain Resort is located on 4,300 acres of land which is leased from the U.S. Forest Service.

         In addition, Crystal Mountain shareholders will retain their lift privileges and, following completion of the transaction, these lift privileges will be honored at other Boyne USA ski areas.

         "Specific recommendations for on-mountain improvements will be announced once both parties have concluded a 45 day due diligence or discovery period," said Crystal Mountain Board Chairman, Bob Carlson. "Crystal Mountain shareholders must approve the final transaction at a shareholder's meeting, expected later this Fall."

         Crystal Mountain Resort was opened for business in 1962 by investors who envisioned an area for skiers of all levels.

         Crystal Mountain is considered Washington's premier ski area with 3,000 vertical feet, 10 lifts, conference facilities and accommodations.

         "To fulfill the vision of our shareholders and loyal skiers, improvements to the area will require capital beyond our current capabilities," said Tom Leonard, Crystal Mountain President. "Joining the Boyne USA group will allow full realization of Crystal Mountain's potential."

         Proxy solicitation materials, containing complete information regarding the proposal, will be prepared for distribution to shareholders by Fall, 1996.

         Boyne USA, Inc. is a privately held company based in Michigan. It has owned and operated ski areas since 1948. In addition to its ski areas in Michigan, Montana, and Utah, Boyne operates eight championship golf courses and a scenic chair in Gattlenburg, Tenn.

         Commenting on the transaction Everett Kircher, President and Founder of Boyne Resorts said, "We are pleased to have the opportunity to be in the Pacific Northwest. From the time of our first visit more than 13 years ago we have regarded Crystal Mountain as the crown jewel of the region. We welcome the chance to help continue and enhance the tradition of a great family ski experience."

CORPORATE MESSAGE
July 26, 1996

To our shareholders:

         The later than normal December 15 opening and weak Christmas season started our year on a disappointing note. Mid-January snows and cold temperatures created some of the best skiing in years, for about three weeks. This was followed by one of the worst extended periods of rain and floods in the Northwest and Crystal's history. A short period of cold in late February and early March fizzled, with warm weather and low skier counts characterizing the spring period.

         Skier visits of 264,000 were down dramatically from the 320,000 and 311,000 of the previous two years. This drop has resulted in the third year of losses in a row on a twelve month basis. This report covers the seven months through April 30, 1996, our new fiscal year end, but provides twelve month comparisons to aid in understanding. While the Board and Management recognize the primary reason for the reduced business is weather, we are deeply concerned with this pattern.

         Ours is a competitive and capital intensive industry where timing of business volume and amounts vary widely. We are now faced with deciding whether to down size to operate profitably at the 250,000 skier level or add capital to grow to the 400,000 or more skier visit level. While we believe the unfavorable weather the company has experienced in the last few years is temporary, and that capital investment in snowmaking and new facilities will help offset weather variability, to continue as currently configured as an undercapitalized company may have elements of risk that are unacceptable.

         The company has been evaluating alternatives and is taking several steps to regain profitability. This evaluation process has included gaining advice from shareholders and past Board Members on various strategies. Plans adopted recognize both the need to reduce the scope and cost of the company's services and the need to attract additional capital. To aid in cost reduction we have changed our fiscal year to April 30, to allow reorganization to gain staff efficiency. Other cost reduction steps are aimed at preserving core services and eliminating costly ancillary services. The board is also evaluating various alternatives to add long-term capital. In all cases the concept is to strengthen shareholder value and company stability.


         The weather frustrates us at times, but each year begins a new opportunity for our company. We are far better positioned to profit from a good year now than in the past and with the adjustments the Board is making, we are optimistic about Crystal's future.

         Your board and employees remain committed to making Crystal a long-term success.


/s/ Bob Carlson
Bob Carlson
Chairman of the Board


/s/ Tom Leonard
Tom Leonard
President

CRYSTAL MOUNTAIN

        Crystal Mountain, Inc. (the Company), owns and operates a mountain resort facility in the Cascade Mountains of Washington State. The resort, located at the headwaters of Silver Creek in the Mt. Baker -- Snoqualmie National Forest, is adjacent to Mt. Rainier National Park. Crystal Mountain is located near the greater Seattle metropolitan area. It serves the Puget Sound region and attracts vacationers from throughout the Northwestern United States and Canada.

         CRYSTAL MOUNTAIN -- THE SKI RESORT

         Crystal is comprised of over 4,300 acres, which are used under a special permit from the United States Forest Service. The village elevation at Crystal is 4,400 feet and the summit is 7,002 feet. Our Northway run drops below the ski village to 3,900 feet, providing a 3,102 foot vertical drop. The terrain offers skiing for individuals of all ages and levels of experience. The resort has ten chair lifts consisting of a high speed quadruple lift, a regular speed quadruple lift, three triple-chair lifts and five double-chair lifts plus one beginner handle-tow. The resort employs approximately 650 people during peak operations of which 28 are full time, year-round employees.


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



         CRYSTAL MOUNTAIN -- THE SUMMER RESORT

         During late spring, summer and early fall, Crystal offers scenic rides to the summit on two chairlifts, fine dining at the Summit House Restaurant, and mountain biking, hiking, swimming, tennis, and disc golf. There are RV hookups, a base area restaurant, and both hotel and condominium accommodations offering meeting rooms serving both tourists and groups. In the summer, Crystal can be reached from several scenic highways offering breathtaking views of the Cascade Mountains.

         IMPROVING THE SKIING EXPERIENCE

         Each year the Company strives to introduce new facilities and services. During Fiscal 1994, we introduced the First Tracks automated ticketing system. The system improved our business controls, allowed for more flexible pricing and provided for a number of guest features in a membership package called Club Vertical. Members receive lift discounts and the ability to bypass ticket lines using our Ski Key technology charging their credit card when accessing the lift for the first time each day. Surveys of our members confirm that the "Direct to Lift" feature is the most important with daily discounts scoring second in the list of ten benefits. Our goal is to expand membership based upon a survey of over 4,000 current members with a very high acceptance rating of the program.

         Last fall we remodeled our day lodge to include a Guest Service Center. From this center we assist our guests with any situation, provide current and accurate information about skiing conditions, grooming, weather, mountain tours, and even sell guests their Club Vertical memberships. Our Guest Service Center updates information about our skiing, grooming and weather conditions on our ski reports beginning at 5 a.m. every morning and as conditions change throughout the day. Skiers enjoy frequent accurate updates and we plan to continue this service.

         Crystal Mountain became one of the first ski areas in the country to offer the Easy Load moving carpet system on two of our busier chairs. The load carpet installations were in direct response to our skiers request to reduce lift stoppages and to improve our lifts' efficiency for moving people up the mountain. Initially, factory design problems delayed the use of the carpets. Once operational in mid-January, the load carpets met our objectives. The average efficiencies of these lifts were between 70-75% before the installation of the load carpets and 94% plus after installation. This improvement is directly attributed to the installation of the Easy Load moving carpets. While the company's long-term plans call for detachable lifts, at 94% efficiency these lifts achieve nearly the same capacity as a detachable lift at a fraction of the cost. The estimated cost to replace Chair 9 with a detachable lift is $2.5 million, and to convert the Midway shuttle to be a detachable lift is $1.2 million. The load carpet installations at these lifts were $113,000 at Chair 9 and $125,000 on Midway shuttle.

         Our commitment to serving family skiers was reaffirmed by restructuring our family discounts and to reflect the realities of single parent families. Not only did this strategy result in more passes sold but increased season pass revenue as well. We enlarged the unload zone in front of the ticket plaza and designated the enlarged areas as a family drop off zone. This made it easier to get the entire family out of the car and onto the hill as conveniently as possible. Last winter we introduced "The Ski School Pass" for teens and youths taking multi-week lessons. These passes are designed to make learning to ski very affordable and allow more opportunities for the students to improve their skills and become life-long skiers and snowboarders. 50% of the students enrolled in our multi-week ski schools purchased this product in the first year it was offered. We expect that this product will be more popular next winter and will help our ski schools to attract more new skiers and snowboarders.

         We increased our grooming fleet to enable us to provide groomed runs every day. Last winter our grooming fleet allowed us to provide groomed skiing conditions with less than normal snow depths.

         We increased our inventory of snowboards to better meet the demands of the rapidly growing snowboard market. We upgraded our ski tuning machine so that we can repair skis and snowboards quickly. Our demo rental center continued to be successful. Last year we added prestige rental packages to our inventory for those guests who desire to rent equipment that performs at a level between standard rental and high performance demo equipment. Next winter we will have 200 pair of the new shaped skis included in our rental product mix. Shaped skis have big tips and tails with lots of sidecut, and are the next technological revolution in the ski industry. Shaped skis allow beginners to learn in less time, use less energy on variable terrain conditions and are easier to ski on normal terrain. These skis may allow a skier to remain an active skier longer and bring skiers who have left the sport back to the sport.

         We announced the opening of our business conference center in the space formerly occupied by the Crystal Cookhouse. This proved successful and we will continue to focus and enhance this product.

         We are nearing the completion of the final phase of our 1983 Master Plan. The remaining elements include the construction of a restaurant at the top of the Rendezvous lift, expansion of the Summit House, expanding base area service facilities, and further developing night skiing. In preparation for the next Master Plan and in order to assure compliance with the revised Record of Decision and The President's Forest Plan, we are conducting extensive environmental studies of Crystal's entire permit area. Actual development of the next Master Plan will begin upon completion of these studies. The planning process will include shareholder and public input and must be completed by 1999. Environmental regulations, Federal land ownership policies and capital availability will guide the implementation of the Master Plan.

COMPLIANCE WITH GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL LAWS

         The Company works to maintain a positive relationship with the Forest Service as "partners in recreational development."

         The land occupied by the Company is regulated by a 40-year Ski Area Term Special Use Permit issued in 1992. In addition, the Company has two separate 30-year term Special Use Permits covering the condominium facilities. The continued use of these permit areas is subject to certain regulations common to all ski areas developed on United States Forest Lands.

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

         Annual fees paid to the Forest Service under these permits are determined by a formula based upon the resort's fixed asset value and revenues. The rate for 1997 is expected to be 2% of the resort area revenue, after sales tax.


INDEPENDENT AUDITORS' REPORT
===============================================================================

To the Board of Directors
Crystal Mountain, Inc.

         We have audited the accompanying balance sheet of Crystal Mountain, Inc. as of April 30, 1996 and September 30, 1995 and the related statements of operations, changes in stockholders' equity, and cash flows for the seven months ended April 30, 1996 and year ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crystal Mountain, Inc. as of April 30, 1996 and September 30, 1995, and the results of its operations and its cash flows for the seven months ended April 30, 1996 and year ended September 30, 1995 in conformity with generally accepted accounting principles.


/s/ Moss Adams LLP


Seattle, Washington
June 18, 1996

BALANCE SHEET
=============================================================================================================
                                                                               APRIL 30,      September 30,
                                                                                 1996             1995
                                                                            -------------     -------------
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                               $     158,000     $     154,000
    Short-term investments                                                        121,000           115,000
    Accounts receivable                                                            80,000            37,000
    Inventories                                                                   122,000           160,000
    Prepaid expenses                                                               92,000           125,000
-----------------------------------------------------------------------------------------------------------
                  TOTAL CURRENT ASSETS                                            573,000           591,000

LAND IMPROVEMENTS, BUILDINGS AND EQUIPMENT,
    NET                                                                         7,785,000         8,089,000

OTHER ASSETS                                                                      115,000           146,000
-----------------------------------------------------------------------------------------------------------
                  TOTAL ASSETS                                              $   8,473,000     $   8,826,000
===========================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable                                                        $     243,000           423,000
    Accrued liabilities                                                           547,000           719,000
    Interest payable                                                               24,000            94,000
    Deferred income                                                                48,000           107,000
    Current portion of long-term debt and leases                                     -              256,000
-----------------------------------------------------------------------------------------------------------
                  TOTAL CURRENT LIABILITIES                                       862,000         1,599,000

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS,
    NET OF CURRENT PORTION                                                      4,065,000         4,527,000
-----------------------------------------------------------------------------------------------------------
                  TOTAL LIABILITIES                                             4,927,000         6,126,000
-----------------------------------------------------------------------------------------------------------

COMMITMENTS (Notes 11 and 12)

STOCKHOLDERS' EQUITY
    Common stock --
        Class A, $50 par value per share,
           90,000 shares authorized, 26,609 issued and outstanding              1,331,000         1,331,000
        Class B, $20 par value per share,
           25,000 shares authorized, 710 issued and outstanding                    14,000            14,000
    Additional paid-in capital                                                    505,000           505,000
    Retained earnings                                                           1,696,000           850,000
-----------------------------------------------------------------------------------------------------------
                  TOTAL STOCKHOLDERS' EQUITY                                    3,546,000         2,700,000
-----------------------------------------------------------------------------------------------------------
                  TOTAL LIABILITIES AND EQUITY                              $   8,473,000     $   8,826,000
===========================================================================================================

See accompanying notes to financial statements.

STATEMENT OF OPERATIONS
=====================================================================================================================
                                                                                       SEVEN MONTHS         Year
                                                                                           ENDED            Ended
                                                                                         APRIL 30,      September 30,
                                                                                           1996             1995
                                                                                      -------------     -------------
REVENUES
    Mountain operations                                                               $   5,977,000     $   7,083,000
    Food services                                                                         1,481,000         2,189,000
---------------------------------------------------------------------------------------------------------------------
                                                                                          7,458,000         9,272,000
---------------------------------------------------------------------------------------------------------------------
EXPENSES
    Mountain operations                                                                   2,944,000         4,052,000
    Food services                                                                         1,262,000         1,950,000
    General and administrative                                                            1,583,000         2,457,000
    Depreciation and amortization                                                           606,000           955,000
    Interest                                                                                217,000           351,000
---------------------------------------------------------------------------------------------------------------------
                                                                                          6,612,000         9,765,000
---------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                                           846,000          (493,000)

Income tax benefit                                                                             -               55,000
---------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                                                     $     846,000     $    (438,000)
=====================================================================================================================

NET INCOME (LOSS) PER COMMON SHARE                                                    $       30.97     $      (16.03)
=====================================================================================================================

WEIGHTED AVERAGE SHARES OUTSTANDING                                                          27,319            27,319
=====================================================================================================================

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS
=====================================================================================================================
                                                                                       SEVEN MONTHS         Year
                                                                                           ENDED            Ended
                                                                                         APRIL 30,      September 30,
                                                                                           1996             1995
                                                                                      -------------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                                                 $     846,000     $    (438,000)
    Adjustments to reconcile net income (loss) to net cash
           provided by operating activities
        Deferred income tax                                                                  -                (55,000)
        Depreciation and amortization                                                       606,000           955,000
        Loss on disposition of assets                                                        -                 25,000
        Change in
           Accounts receivable                                                              (43,000)           29,000
           Inventories                                                                       38,000           (60,000)
           Prepaid expenses                                                                  33,000           (13,000)
           Other assets                                                                      31,000            51,000
           Accounts payable                                                                (180,000)          297,000
           Accrued liabilities                                                             (242,000)          317,000
           Deferred income                                                                  (59,000)           37,000
---------------------------------------------------------------------------------------------------------------------
                                                                                          1,030,000         1,145,000
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Change in short-term investments                                                         (6,000)           (3,000)
    Capital expenditures                                                                   (302,000)         (960,000)
---------------------------------------------------------------------------------------------------------------------
                                                                                           (308,000)         (963,000)
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Repayment of line of credit                                                              -               (400,000)
    Net borrowings (repayment) on long-term debt                                           (710,000)          235,000
    Principal payments on capital leases                                                     (8,000)          (11,000)
---------------------------------------------------------------------------------------------------------------------
                                                                                           (718,000)         (176,000)
---------------------------------------------------------------------------------------------------------------------
NET INCREASE IN
    CASH AND CASH EQUIVALENTS                                                                 4,000             6,000

CASH AND CASH EQUIVALENTS
    Beginning of year                                                                       154,000           148,000
---------------------------------------------------------------------------------------------------------------------
    End of year                                                                       $     158,000     $     154,000
=====================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH
        FLOW INFORMATION
    Cash paid during the year for interest                                            $     287,000     $     349,000
=====================================================================================================================
    Cash paid during the year for income taxes                                        $      -          $       -
=====================================================================================================================

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
======================================================================================================================
                                                                         Additional
                                                           Common          Paid-In        Retained
                                                            Stock          Capital        Earnings          Total
                                                           ------        ----------       --------          -----
BALANCE, September 30, 1994                           $   1,345,000     $    505,000   $   1,288,000    $   3,138,000

    Net loss                                                                                (438,000)        (438,000)
----------------------------------------------------------------------------------------------------------------------

BALANCE, September 30, 1995                               1,345,000          505,000         850,000        2,700,000

    Net Income                                                                               846,000          846,000
---------------------------------------------------------------------------------------------------------------------

BALANCE, APRIL 30, 1996                               $   1,345,000     $    505,000   $   1,696,000    $   3,546,000
=====================================================================================================================

See accompanying notes to financial statements.



NOTES TO FINANCIAL STATEMENTS
===============================================================================


NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

         OPERATIONS -- Crystal Mountain, Inc. (the Company), owns and operates a year-round mountain resort facility in the Cascade Mountains of Washington State. The Company's facilities are located on land owned by the U.S. Government and operations are carried out under a U.S. Forest Service Special Use Permit (Note 12). The resort has two distinct seasons with skiing and other winter activities generally occurring from November through April and summer operations occurring from June through September. The Company's business is subject to unusual seasonality and therefore operating results are highly dependent upon weather conditions.

         CASH EQUIVALENTS -- Investments with maturities of three months or less at the date of purchase are considered to be cash equivalents for purposes of the statement of cash flows (Note 4).

         SHORT-TERM INVESTMENTS -- Short-term investments are categorized as held-to-maturity as the Company has the positive intent and ability to hold those investments to maturity. Investments are recorded at the lower of amortized cost or fair value and have maturities of three months to one year (Note 4).

         INVENTORIES -- Inventories are stated at the lower of cost (first-in, first-out basis) or market.

-------------------------------------------------------------------------------

         LAND IMPROVEMENTS, BUILDINGS AND EQUIPMENT -- Land improvements, buildings and equipment are stated at cost and depreciated or amortized using straight-line and accelerated methods over the estimated useful lives of the assets. The estimated useful lives are as follows:

                  Lifts                                      15-20 years
                  Land improvements                          12-20 years
                  Buildings and utilities                     5-20 years
                  Equipment                                   3-10 years

         SFAS No. 121, Accounting For The Impairment of Long-Lived Assets and For Long-Lived Assets To Be Disposed Of, establishes accounting standards for the impairment of long-lived assets to be held and used and those to be disposed of. Long-lived assets to be held and used by a company are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of an impairment loss for such long-lived assets should be based on the fair value of the asset. Long-lived assets to be disposed of are required to be reported generally at the lower of the carrying amount or fair value less cost to sell. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995.

         INCOME TAXES -- Income taxes are accounted for using an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of its deferred tax assets will not be realized.

         USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         FINANCIAL INSTRUMENTS AND CREDIT RISK -- Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, and short-term investments. The Company maintains cash accounts and investments with highly creditworthy financial institutions and credit risk is deemed to be minimal.

         ADVERTISING AND PROMOTION EXPENSE -- Advertising and promotion costs are expensed when incurred or expensed ratably over the year in relation to revenue. The Company expensed $278,000 and $383,000 for advertising and promotion costs in the seven months ended in 1996 and year ended in 1995, respectively.

         RECLASSIFICATIONS -- Certain items on the balance sheet and statement of operations have been reclassified in the September 30, 1995 presentation to conform to the April 30, 1996 presentation. These changes have no effect on net operating results.

NOTE 2 - CHANGE IN FISCAL YEAR END
-------------------------------------------------------------------------------

         The Company, with the consent of its Board of Directors, has elected to change its year end to April 30th. As a result, the 1996 statements of operations, changes in stockholders' equity, and cash flows reflect a seven month period.

         The following summary information is provided for comparative analysis. The unaudited, projected statement of operations for the year ending September 30, 1996 is subject to a number of risks and uncertainties which might cause actual results to differ materially from stated expectations.

                             STATEMENT OF OPERATIONS
                                     (000'S)

                                           Seven months ended           Years ended
                                                April 30,              September 30,
                                          ---------------------   -----------------------
                                                                  (Unaudited)
                                                     (Unaudited)  (Projected)
                                            1996         1995         1996          1995
                                          -------      -------      -------       -------
Revenues
       Mountain operations                $ 5,977      $ 6,835      $ 6,293       $ 7,083
       Food services                        1,481        1,857        1,794         2,189
                                          -------      -------      -------       -------
                                            7,458        8,692        8,087         9,272
                                          -------      -------      -------       -------

Expenses
       Mountain operations                  2,944        3,273        3,776         4,052
       Food services                        1,262        1,587        1,597         1,950
       General and administrative           1,583        1,877        2,145         2,457
       Depreciation and amortization          606          613          967           955
       Interest                               217          208          392           351
                                          -------      -------      -------       -------
                                            6,612        7,558        8,877         9,765
                                          -------      -------      -------       -------

Income (loss) before income taxes             846        1,134         (790)         (493)

Income tax benefit                           --           --           --              55
                                          -------      -------      -------       -------

Net Income (loss)                         $   846      $ 1,134      $  (790)      $  (438)
                                          =======      =======      =======       =======

Net Income (loss) per
       common share                       $ 30.97      $ 41.51      $(28.92)      $(16.03)
                                          =======      =======      =======       =======

NOTE 3 - LIQUIDITY, PROFITABILITY AND MANAGEMENT'S PLAN
-------------------------------------------------------------------------------

         Poor weather conditions during the past three ski seasons have been the primary cause of recurring operating losses. The losses have significantly reduced resources available to fund capital improvements and completion of the Master Plan. The ability of the Company to continue to upgrade its facilities is vital in order to compete with other regional ski areas. As discussed in Note 12 the Company operates under a Term Special Use Permit, which requires the completion of a Master Plan by April 1, 1999. The Company renewed the Special Use Permit in April, 1992. Management estimates the cost to complete the Plan to be approximately $400,000 over the next three years.

         The Company operates with the facility of a bank line of credit. The loan agreement calls for annual reductions in the borrowing limit (Note 6) and that certain financial covenants be met. In order to meet the loan requirements, the Company may need to fund capital improvements with operating cash flows or other capital sources.

         Management has taken significant steps to mitigate the effects of the prior operating losses. In order to preserve cash flow during the summer of 1996 the number of full-time employees and operating costs have been reduced. Capital expenditures for the summer have also been significantly reduced from prior years. Management and the Board of Directors are exploring other sources of capital to fund future improvement of the area, completion of the Master Plan, and operating cash requirements (Note 15).


NOTE 4 - DISCRETIONARY FUNDS
-------------------------------------------------------------------------------

         The Company's Board of Directors has restricted cash equivalents and short-term investments for future corporate purposes as follows:

                                                             APRIL 30,      September 30,
                                                               1996             1995
                                                          -------------     -------------
                  Cash and cash equivalents               $     158,000     $     154,000
                  Short-term investments                        121,000           115,000
                                                          -------------     -------------
                                                          $     279,000     $     269,000
                                                          =============     =============

NOTE 5 - LAND IMPROVEMENTS, BUILDINGS, AND EQUIPMENT
-------------------------------------------------------------------------------

         Land improvements, buildings, equipment and capital projects in progress are recorded at cost and consist of:

                                                                       APRIL 30,      September 30,
                                                                         1996             1995
                                                                    -------------     -------------
                  Lifts                                             $   6,215,000     $   5,940,000
                  Land improvements                                     2,677,000         2,674,000
                  Buildings and utilities                               5,625,000         5,541,000
                  Equipment                                             3,501,000         3,377,000
                  Capital projects in progress                            336,000           529,000
                                                                    -------------     -------------
                                                                       18,354,000        18,061,000
                  Less accumulated depreciation and amortization      (10,569,000)       (9,972,000)
                                                                    -------------     -------------
                                                                    $   7,785,000     $   8,089,000
                                                                    =============     =============

NOTE 6 - BANK NOTE PAYABLE
-------------------------------------------------------------------------------

         The Company has a long-term reducing, revolving line of credit with Seafirst Bank which provides for maximum borrowings of $6,750,000 through May 31, 1997. The loan agreement requires annual reductions in the borrowing limit of a minimum of $250,000 to a maximum of $750,000 based on the Company's cash flow for the fiscal year as defined and calculated by the bank. At times during the winter months, the agreement requires the Company to maintain the principal balance of the loan at an amount which is less than the maximum borrowing limit. Interest is charged on any outstanding borrowings at LIBOR plus 2.5%, or at the bank's prime rate plus 1/2%, as elected by the Company. The agreement is secured by substantially all assets of the Company, including assignment in trust of the Company's interest and rights under the Special Use Permit (Note 12). The agreement terminates May 31, 2002 or 2003 depending on certain covenants within the agreement.

         The agreement contains additional financial covenants which must be met annually. In 1996 and 1995, the Company was in compliance with or had obtained waivers for such covenants.


NOTE 7 - CAPITAL LEASE OBLIGATIONS
-------------------------------------------------------------------------------

         The Company leased certain equipment under various capital lease agreements with interest rates ranging from 7.75% to 14.5%. The leases expired in 1996. The present value of future minimum lease payments at September 30, 1995 was $16,000.


NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS
-------------------------------------------------------------------------------

         SHORT-TERM INVESTMENTS - The carrying amount reported in the balance sheet approximates fair value due to the short maturity of those instruments.

         NOTE PAYABLE TO BANK - The carrying value of the Company's long-term note payable is a reasonable estimate of fair value since the interest rate is variable.


NOTE 9 - INCOME TAXES
-------------------------------------------------------------------------------

         A reconciliation of the income tax provision (benefit) to the amounts computed by applying the federal statutory income tax rate to income before income tax is as follows:

                                                                        APRIL 30,                   September 30,
                                                                          1996                          1995
                                                                ------------------------     ------------------------
                                                                       AMT           %             Amt            %
                                                                ------------------------     ------------------------
         Income tax provision at
             federal statutory rate                             $     287,000       34.0     $      -             -
         Deferred (benefit) expense                                    23,000        2.8          (233,000)     (47.2)
         Increase (decrease) in valuation allowance                  (310,000)     (36.8)          178,000       36.1
                                                                ------------------------     ------------------------
         Income tax (benefit) expense
             and effective tax rate                             $      -             -       $     (55,000)     (11.1)
                                                                ========================     ========================

-------------------------------------------------------------------------------

         The components of deferred income tax liabilities (assets) are as follows:

                                                          APRIL 30,      September 30,
                                                            1996             1995
                                                       -------------     -------------
         Deferred income tax liability
             Depreciation expense                      $    (477,000)    $    (500,000)
         Deferred income tax assets
             Net operating loss carryforwards
                and credits                                  480,000           813,000
         Valuation allowance                                  (3,000)         (313,000)
                                                       -------------     -------------
         Total deferred income tax                     $      -          $       -
                                                       =============     =============

         At September 30, 1995 the Company had approximately $2,437,000 of net operating loss carryforwards. The deferred tax asset net of the deferred tax liability was reduced to zero by a valuation allowance based on management's belief that the benefit of the net operating loss carryforwards would not be realized. The current period net income resulted in the realization of a portion of the net operating loss carryforwards, and decrease in the valuation allowance. As a result, at April 30, 1996 the Company had approximately $1,480,000 of net operating loss carryforwards for tax purposes which expire at various dates from 2005 to 2009.


NOTE 10 - 401(k) RETIREMENT SAVINGS PLAN
-------------------------------------------------------------------------------

         The Company has a 401(k) Plan which covers all eligible employees. Participants may contribute up to 25% of their gross compensation to the Plan. Employer matching contributions range from 25% to 100% of up to 6% of participant contributions. Participants become 100% vested in employer contributions ratably over seven years. For the seven months ended in 1996 and year ended in 1995, the Company's expense for employer matching contributions were $21,000 and $34,000, respectively.


NOTE 11 - EMPLOYMENT AND DEFERRED COMPENSATION AGREEMENTS
-------------------------------------------------------------------------------

         The Company has employment agreements with three key employees. One agreement is for a single year, expiring in April, 1997. The two remaining three year agreements began in 1996 and are renewed annually. All agreements specify that the employees are to be compensated at a rate to be established annually by the Company's Board of Directors. The agreements also provide for severance pay. The amounts paid vary depending on the circumstances of termination. As of April 30, 1996 the maximum amount of severance pay for which the Company would be obligated for terminations without cause is $99,000, representing approximately six months of gross pay. There will be no amounts due when termination is with cause. Terminations as a result of sale or merger would result in severance pay of one to three years, and would be payable by the acquiring entity.

         A deferred compensation plan was made available to two employees covered under the employment agreements. These plans are nonqualified and are maintained to allow the Company to defer a portion of the employee's annual compensation. The Company funds these plans on a yearly basis. Expense for the seven months ended April 30, 1996 was $8,000. In 1995, $48,000 was expensed as employer contributions for service in 1995 and prior years.

NOTE 12 - COMMITMENTS AND CONTINGENCIES
-------------------------------------------------------------------------------

         USE PERMIT -- Crystal Mountain operates under a Term Special Use Permit issued by the United States Department of Agriculture Forest Service. The permit was renewed as of April 1, 1992 for forty years until April 1, 2032. According to the permit, the Company is required to pay a graduated fee to the Forest Service based on net revenue and gross fixed assets used. Fees paid to the U.S. Forest Service in 1996 and 1995 amounted to approximately 2% of revenue.

         LEASES -- The Company leases equipment and an office facility under operating lease agreements which expire in 1999. For seven months in 1996 and year ended in 1995, lease expense amounted to $233,000 and $202,000, respectively. Future minimum payments under the leases are:

                  1997                                         $     218,000
                  1998                                               164,000
                  1999                                               110,000
                                                               -------------
                                                               $     492,000
                                                               =============

         CONTINGENCIES -- Injury claims are filed against the Company during the normal course of business. The Company has insurance coverage subject to a $50,000 deductible per occurrence, with a maximum of $150,000 to be incurred by the Company annually. Accordingly, the Company believes the ultimate outcome of these matters will not have a material effect on the accompanying financial statements. The total expense for deductibles associated with claims was $27,000 and $79,000 in the seven months ended in 1996 and year ended in 1995, respectively.


NOTE 13 - RELATED PARTY TRANSACTIONS
-------------------------------------------------------------------------------

         Certain services are provided by members of Crystal Mountain's Board of Directors or their related companies. Amounts paid to related parties amounted to $67,000 and $158,000, in the seven months ended in 1996 and year ended in 1995, respectively.


NOTE 14 - COMMON STOCK
-------------------------------------------------------------------------------

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

NOTE 15 - SUBSEQUENT EVENT
-------------------------------------------------------------------------------

         On July 31, 1996 the Company signed a letter of intent to sell its net assets to a privately held Michigan-based ski area and resort operator. The purchaser would acquire all of the Company's assets (other than retained cash) and liabilities. The purchaser would provide the Company with sufficient future lift ticket credits to enable the Company to continue in perpetuity the shareholder lift privileges (Note 14), potentially extending them to include other areas owned by the purchaser. As an additional inducement for selling the net assets, the purchaser agrees to expend over a ten year period not less than $15,000,000 in specific on-mountain capital improvements, $8,000,000 of which is to be expended in the first five years.

         The sale of net assets under the terms outlined in the letter of intent may result in an accounting loss to the Company without consideration of the lift ticket credits to be provided to the Company and/or its shareholders. The accounting loss would be equal to the excess of the Company's carrying value of the assets over the total liabilities assumed by the purchaser. The Company's total liabilities will continue to increase from May 1, 1996 to the date of opening for ski season. The extent of the accounting loss realized will be directly affected by the timing of the date of sale. Assuming the sale closes November 30, 1996 the accounting loss is estimated to range from $400,000 to $700,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION


         Statements in this report covering future performance, developments, expectations or events, constitute forward looking statements which are subject to a number of risks and uncertainties which might cause actual results to differ materially from stated expectations.


CHANGE IN FISCAL YEAR END

         Effective March 20, 1996 the Board of Directors of Crystal Mountain, Inc., approved the change of the Company's fiscal year from a September 30 year end, (the fiscal year end used in its most recent filing with the Securities and Exchange Commission), to a new fiscal year end of April 30. This change was made to smooth out the work flow for the staff throughout the year allowing the Company to reduce overhead costs. The new fiscal quarters will be July 31, October 30, and January 31. The transition period will be for the seven months ended April 30, 1996.

RESULTS OF OPERATIONS

         The Company's business is subject to unusual seasonality and therefore operating results are highly dependent upon weather conditions. Approximately 93% of revenue is earned during the winter months, with the vast majority of earnings occurring between December 20 and March 10. Variability in weather, a short revenue generating period and high fixed costs make earnings volatile. During the summer and fall, significant expenses are incurred in preparation for the ski season. The expense of operating ski lifts and ancillary services during the ski season are relatively constant no matter the number of skiers. Once earnings cover fixed expenses, net income grows rapidly due to the low incremental cost of providing services to additional skiers.

         Crystal competes primarily with eight local ski areas including the four Snoqualmie Pass areas, Stevens Pass, White Pass, Mission Ridge and Mt. Baker. Additional competition comes from the regional destination resorts at Mt. Bachelor, Mt. Hood, Sun Valley and Whistler/Blackcomb. Crystal continues to pursue the local Seattle Metropolitan Area with program sales and promotions. In addition, direct and group sales are made through community, fraternal organizations, businesses and custom promotions.

         Despite the many competitive alternatives and the unusual operating problems associated with weather conditions inherent to the ski resort industry, Crystal has maintained a relatively consistent level of skier visits in comparison to our local competition. In fact, our market share increased 2% last winter. The last two winters we experienced dramatic weather fluctuations that have caused a drop in skier visits from historic levels. 1996 was particularly affected because of the timing of bad weather arriving coincident with the key revenue generating periods around Christmas/New Year, Martin Luther King Day, and Presidents Day.

SEVEN MONTHS ENDED APRIL 30, 1996 COMPARED TO THE SEVEN MONTHS ENDED APRIL 30, 1995

         Once again the 1995 - 1996 winter season has proven how weather dependent we are. We did not open until December 15, 1995, compared to our earliest opening ever on November 6, 1994. Although skiing conditions were good at times in spite of low snow, the entire region, including Crystal Mountain was not able to attract skiers and snowboarders due to negative perceptions of conditions from opening until January 15, 1996. In mid-January until the first week of February over 5 feet of snow fell and our skier visits met or exceeded projections for that time of the season.

         February 5 through 11, 1996, our entire region experienced severe rainfall, 10.73 inches in six days, causing major floods throughout Western Washington. (If that amount of rain was snow we would have received over 100 inches of snow in 6 days). The only highway to our resort was washed out and closed for four days. The rains continued for two weeks depressing skier visits during this period and significantly undermined skier interest for the rest of the ski season. During this two week period our projected skier visits, based upon an 11-year history, were 31,000 visits while our actual visits were 12,109 visits, with a negative variance of 18,891 visits in two weeks! This severe drop caused an estimated $560,000 decline in net income for just these two weeks.

         During the Spring skiing period, March 18, 1996 to closing April 14, 1996, the weather turned warmer and wetter than normal. Skier visits for the Spring period were below projections by 22%, and 34% less than actual visits for the same Spring period last year.

         Daily paid skier visits for the entire skiing season, December 15, 1995 to April 14, 1996, totaled 196,939 compared to 252,959 for the previous season, November 6, 1994 to April 9, 1995. This represents a decrease of 56,020 skier visits (22%) and over $1,234,000 in revenue compared to the prior year.

         The graphic illustration on page 24 reveals the impact of recent late openings and or violent weather on skier visits compared to the company's twelve year average skier visits by week. The late opening, below average holiday period visits, and the disastrous floods in February made the seven months ended April 30, 1996 an extreme challenge for management to mitigate losses caused by these conditions.

         The Company's ability to reduce variable costs is limited once the mountain is open for the season. It is difficult to reduce operating costs as revenues decline, without cutting the quality of services that skiers expect and are required if the Company is to respond to new snowfall and remain competitive during the ski season. Comparison between the seven months ended April 30, 1996, and the seven months ended April 30, 1995, show large variances, first because the resort operated 39 days less in 1995-1996, and second due to the weather related decline in skier visits. Mountain operating expenses were down 12% primarily due to the shorter season and aggressive cost reductions where possible. Food services expenses were down 22%, a combination of fewer days of operations and lower variable costs associated with lower revenues. General and administrative expenses were also down 11% due to cost reduction measures and the shorter season.

         Interest expense increased 4% due to the late opening and losses from operations increasing debt levels. Total interest was positively affected through management of LIBOR interest rate option positions available during the year.

         Total revenues for the seven months ended April 30, 1996, decreased $1,234,000 (14%) from the same period ending April 30, 1995, and total expenses decreased $946,000 (13%) resulting in net income at April 30, 1996, of $846,000 (-21%) versus net income of $1,134,000 at April 30, 1995.

         The company has net operating loss carryforwards for tax purposes of approximately $1,480,000, and therefore, no tax liability is reported. The Company estimates a net loss of $790,000 for the 12 month period from October 1, 1995 to September 30, 1996, which was the Company's old fiscal year.

         The Company's total bank debt was $4,065,000 at April 30, 1996, up from $3,092,000 at April 30, 1995, an increase of $973,000, comprised of $150,000 of lift upgrades installed in Summer 1995, and lower operating profits for the period. Our late opening combined with warm and wet weather that resulted in less skier visits did not allow us to pay down our debt as much as the prior year.

SEVEN MONTHS ENDED APRIL 30, 1995 COMPARED TO THE SEVEN MONTHS ENDED APRIL 30, 1994

         The 1994 - 1995 winter season proved just how vulnerable we are to variations in weather. we began this winter season with one of our earliest openings on November 6, 1994. Skiing conditions were excellent and business was ahead of expectations. By the middle of December the Company was on track for a record year for snowfall, skier visits and revenues.

         Unseasonably warm weather arrived in mid-December and remained with us until the middle of March. Due to warm and often stormy weather during this core period of our winter season the Company did not attract the number of daily paid skier visits normally expected. Unfortunately, much of the warm weather occurred during the Christmas holidays, Martin Luther King weekend, and Presidents Day weekend, historically our best revenue earning periods. During these three periods alone we normally get 83,000 paid skiers at full holiday prices but only had 41,000 skier visits. This had a dramatic impact on our revenues. The 42,000 drop in paid skier visits at full holiday prices represents more than $1,500,000 of potential revenues.

         In addition to poor paid skier visits during the holiday periods, non-holiday paid skier visits fell below normal levels by another 34,000 visits. We were fortunate that the month of November was so strong and that we were 48,000 paid skier visits ahead before the weather deteriorated.

         With our early November 6 opening we operated an entire month longer than our normal season and overall skier visits were 3% higher in 1995 than 1994. The increase in paid skier visits resulted in an increase in revenues of 6% or approximately $474,000 between 1995 and 1994. However, we had to operate 27% longer during the 7 months ended April 30, 1995 to attain these revenues and with the extra month of operations we incurred increased operating expenses of 11.85% or approximately $714,000. Even with a difficult year interest expense was up only slightly at $208,000 for 1995, versus $184,000 in 1994.

         The results for the 12 months ended September 30, 1995, the Company's previous fiscal year end, included a year end net loss of $438,000 (loss of $16.03 per share) and internally generated cash of $462,000.

LIQUIDITY AND CAPITAL RESOURCES

         Crystal Mountain has grown in services and sophistication in response to earlier years of skier visit growth and anticipated demand for improved services. We have been postured to serve 350,000 to 450,000 skiers per year. Recent weather variability and regional competition has dropped our normal total visits to the 250,000 to 300,000 range resulting in lower revenues to support a cost structure aimed at full service for more skiers. This posture under the variable weather in recent years resulted in losses for the last three years even with dramatic budget revisions and cost reduction measures undertaken by management when compared on a twelve month basis. Continued losses will significantly jeopardize the company's ability to maintain its current good relationship with the bank and may force some sort of capital restructure.

         The Company is evaluating alternatives and will take several steps to regain profitability. The Company is reorganizing and has down-sized this spring to realize cost savings through the spring and summer.

         Year round positions have been reduced to 28 from 37. Capital expenditures for this summer and fall are scheduled at their lowest level in recent years, less than $100,000. Management simultaneously is also investigating options that would involve a capital infusion that would allow the Company to expand facilities with the bank and may force some sort of capital restructure.

         The Company has maintained its financing agreement with Seafirst Bank since 1988. The agreement was modified in 1990 to establish a seasonal line of credit for $1,500,000 as part of the term debt agreement in 1993 to change the interest rate provision, and in 1995 to consolidate the seasonal line of credit with the term debt into one note that is a reducing, revolving line of credit. The limit was increased to $7,000,000.

         This is a revolving note which requires that for 60 consecutive days each 12-month period (June 1 to May 1, annually) balances must be $2,300,000 below the maximum commitment for the year. The interest rate is at the bank's prime rate plus one half percent (.5%) or LIBOR plus two and a half percent (2.5%). This agreement allows the Company to maximize the benefits of cash flow buildup the ski season by allowing the pay down of the term debt when high volumes of cash are available. The Company is then allowed to borrow funds back for its maintenance programs an capital projects through the summer and fall. This arrangement avoids having to invest short-term cash in traditional manners and yields a higher effective return on short-term money.

         Loan agreements with Seafirst Bank contain covenants regarding financial ratios, payment of dividends, stock redemption, liquidation, mergers and sales of a substantial portion of the Company's assets, all of which are pledged as security for the Company debt with Seafirst Bank. During 1995 the Company was temporarily not in compliance with certain loan covenants and obtained a waiver from the bank.

         As stated above, the Company's agreement with the bank allows for the Company to pay down debt during the winter from cash flow generated during the ski season and then borrow funds back for maintenance programs and capital projects. The current bank line and investments are estimated to allow for summer operations, summer maintenance programs, and the pre-season preparations for the 1996-1997 ski season.

SIGNIFICANT SUBSEQUENT EVENT

         Crystal Mountain Inc. has signed a Letter of Intent with Boyne USA, Inc., owner of Big Sky - Montana, Brighton - Utah, Boyne Mt., Michigan and Boyne Highlands, Michigan.

         The understanding calls for the acquisition of the assets and liabilities of the Company, together with a commitment from Boyne USA to invest a minimum of $15 million of on-mountain capital improvements during the next ten years, $8 million of which are to be made during the next five years. Improvements will be contingent upon approvals obtained from the United States Forest Service and other regulatory agencies.

         In addition, Crystal Mountain shareholders will retain their lift privileges and, following completion of the transaction, these lift privileges may be honored at other Boyne USA ski areas.

         Specific recommendations for on-mountain improvements will be announced once both parties have concluded a 45 day due diligence or discovery period. Crystal Mountain shareholders must approve the final transaction at a shareholder's meeting, expected later this Fall.

         Proxy solicitation materials, containing complete information regarding the proposal, will be prepared for distribution to shareholders by Fall, 1996.

         Boyne USA, Inc. is a privately held company based in Michigan. It has owned and operated ski areas since 1948. In addition to its ski areas in Michigan, Montana, and Utah, Boyne operates eight championship golf courses and a scenic chair in Gattlenburg, Tennessee.

                             CRYSTAL MOUNTAIN, INC
            DAILY PAID SKIER VISITS BY WEEK DURING THE SKIING SEASON


                                                                                                 Week 5         Thanksgiving
Ave. Paid Skier Visits '85-'96     264,281             Ave. Pd. Visits/Week '85-'96    10,571    Weeks 9&10     Christmas
Skier Paid Visits 1995             252,957             Ave. Pd. Visits/Week 1995       10,118    Week 13        MLK
Skier Paid Visits 1996             197,083             Ave. Pd. Visits/Week 1996        7,883    Week 17        Presidents

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

ROBERT E. CARLSON
Chairman, Board of Directors

W. DAVID SCHODDE, JR.
Vice Chairman, Board of Directors

THOMAS F. LEONARD, President

PETER G. GILLIS, Vice President
Mountain Operations

LAWRENCE E. HARD, Secretary

WILLIAM W. JEUDE, Treasurer


CORPORATION INFORMATION

CORPORATE HEADQUARTERS
CRYSTAL MOUNTAIN, INC.
1 Crystal Mountain Blvd.
Crystal Mountain, Washington 98022

AUDITORS
MOSS ADAMS LLP
Seattle, Washington

ATTORNEYS
LESOURD & PATTEN, P.S.